UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-14798
NOTIFICATION OF LATE FILING	CUSIP NUMBER 29490B 101

(Check One):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:	September 30, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ERBA Diagnostics, Inc.
Full Name of Registrant

Former Name if Applicable

14100 NW 57th Court
Address of Principal Executive Office (Street and Number)

Miami Lakes, Florida 33014
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ERBA Diagnostics has delayed filing its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2015. As ERBA Diagnostics has previously reported, in connection with ERBA Diagnostics’ efforts to improve the effectiveness of its internal control over financial reporting, ERBA Diagnostics has undertaken a review of the intercompany transactions among its subsidiaries and the resulting eliminations made, or required to be made, in the process of producing its consolidated financial statements and their potential impact on reported assets and liabilities. In furtherance of its efforts to improve the effectiveness of its internal control over financial reporting, and in connection with this review, ERBA Diagnostics has also implemented a new, enhanced balance sheet review process with a particular focus on reconciliation of significant accounts, including, among others, intercompany accounts and corresponding eliminations made, or required to be made, at the consolidated level, and their potential impact on its consolidated financial statements. These reviews are on-going and the amounts at issue, which may be material, and the periods to which they relate have not yet been concluded. As a result, ERBA Diagnostics has delayed filing its Quarterly Report on Form 10-Q. ERBA Diagnostics is working diligently to conclude these reviews and, thereafter, to complete and file its Quarterly Report on Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mohan Gopalkrishnan	305	324-2300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).      Yes ☒          No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

FORWARD-LOOKING INFORMATION

ERBA Diagnostics has made forward-looking statements, which are subject to risks and uncertainties and which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, in this Notification of Late Filing on Form 12b-25. Forward-looking statements may be preceded by, followed by or otherwise include the words “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “could,” “would,” “should,” or similar expressions or statements that certain events or conditions may occur. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by these forward-looking statements. These forward-looking statements are based largely on ERBA Diagnostics’ expectations and the beliefs and assumptions of ERBA Diagnostics’ management and on the information currently available to it and are subject to a number of risks and uncertainties, including, but not limited to, the risks and uncertainties: relating to the impact, which may be material, on ERBA Diagnostics’ consolidated financial statements of ERBA Diagnostics’ review of the intercompany transactions among its subsidiaries and the resulting eliminations made or required to be made and ERBA Diagnostics’ new, enhanced balance sheet review process with a particular focus on reconciliation of significant accounts, including, among others, intercompany accounts and corresponding eliminations made or required to be made at the consolidated level; that ERBA Diagnostics’ reviews of the reconciliation of significant accounts, the intercompany transactions among its subsidiaries and the resulting eliminations may take longer to complete than anticipated; that ERBA Diagnostics’ financial results may take longer to prepare than anticipated; that ERBA Diagnostics may not be able to file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2015 when anticipated; and that other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. See also the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, for further discussion of certain risks and uncertainties that could materially and adversely affect our business, operating results or financial condition. Many of these factors are beyond our control.

ERBA Diagnostics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2015	By:	/s/ Ernesina Scala
	Name:	Ernesina Scala
	Title:	Chief Financial Officer

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